Q3 FY2021
ENDAVA ANNOUNCES THIRD QUARTER FISCAL YEAR 2021 RESULTS

Q3 FY2021
21.8% Year on Year Revenue Growth to £112.3 million
23.8% Revenue Growth at Constant Currency
IFRS diluted EPS £0.23 compared to £0.26 in the prior year comparative period
Adjusted diluted EPS £0.34 compared to £0.23 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended March 31, 2021, the third quarter of its 2021 fiscal year ("Q3 FY2021").

"Endava delivered another outstanding quarter with revenue for Q3 FY2021 of £112.3 million, an increase of 21.8% Year on Year. Demand for digital transformation services continues to grow in all regions and verticals," said John Cotterell, Endava's CEO.

THIRD QUARTER FISCAL YEAR 2021 FINANCIAL HIGHLIGHTS:
•Revenue for Q3 FY2021 was £112.3 million, an increase of 21.8% compared to £92.2 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure) was 23.8% for Q3 FY2021 compared to 25.7% in the same period in the prior year.
•Profit before tax for Q3 FY2021 was £16.5 million compared to £18.3 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure) for Q3 FY2021 was £23.9 million, compared to £16.0 million in the same period in the prior year, or 21.3% of revenue, compared to 17.4% of revenue in the same period in the prior year.
•Profit for the period was £13.0 million in Q3 FY2021, resulting in a diluted EPS of £0.23, compared to profit of £14.6 million and diluted EPS of £0.26 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure) was £19.3 million in Q3 FY2021, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.34 compared to adjusted profit for the period of £12.8 million and adjusted diluted EPS of £0.23 in the same period in the prior year.

Q3 FY2021

CASH FLOW:
•Net cash from operating activities was £11.6 million in Q3 FY2021 compared to £11.8 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure) was £10.2 million in Q3 FY2021 compared to £9.6 million in the same period in the prior year.
•At March 31, 2021, Endava had cash and cash equivalents of £78.8 million, compared to £101.3 million at June 30, 2020.

OTHER METRICS FOR THE QUARTER ENDED MARCH 31, 2021:
•Headcount reached 8,127 at March 31, 2021, with 7,068 average operational employees in Q3 FY2021, compared to a headcount of 6,468 at March 31, 2020 and 5,787 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve months basis was 81 at March 31, 2021, compared to 67 at March 31, 2020.
•Top 10 clients accounted for 36% of revenue in Q3 FY2021, unchanged compared to March 31, 2020.
•By geographic region, 29% of revenue was generated in North America, 25% was generated in Europe, 43% was generated in the United Kingdom and 3% was generated in the rest of the world in Q3 FY2021. This compares to 27% in North America, 25% in Europe, 45% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 53% of revenue was generated from Payments and Financial Services, 27% from TMT and 20% from Other. This compares to 54% from Payments and Financial Services, 25% from TMT and 21% from Other in the same period in the prior year.

BUSINESS HIGHLIGHTS:
•On March 4, 2021, Endava announced the acquisition of Pet Minuta d.o.o. of Croatia and its U.S. subsidiary, Five Minutes Studio, Inc. (together “FIVE”). FIVE, based in Brooklyn, NY and Croatia, is a digital agency delivering a full spectrum of services, including product strategy, the design, build and delivery of digital experiences, and ongoing growth marketing using agile methodology combined with a scientific/metrics-

Q3 FY2021
driven approach to product design. FIVE had a team of 157 operational employees as of the date of acquisition, based in Brooklyn, NY and Croatia. The majority of its people are based in delivery centers in Croatia’s four largest cities.

•On April 1, 2021, Endava announced the acquisition of Levvel LLC, headquartered in Charlotte, NC (“Levvel”). Levvel is an award-winning U.S. technology strategy, consulting and engineering firm focused on helping companies create sophisticated technology through human-centered problem solving, rooted in deep industry expertise. Levvel has a strong focus in the Payments and Financial Services, Logistics/Mobility and TMT segments, and Endava expects the acquisition to enable it to continue to expand in the United States while serving clients in these core market sectors. Levvel delivers from the United States and Mexico and had 172 operational employees as of the date of acquisition, many of whom hold certifications, and maintains partnerships with key cloud platforms and leading and emerging technologies.

OUTLOOK:
At this time, the general economic environment remains fluid and it continues to be challenging to anticipate the ultimate full scope and duration of the impact of the COVID-19 pandemic. Endava is providing guidance for the fourth quarter of its 2021 fiscal year and its full 2021 fiscal year based upon what it currently sees in its markets.

Fourth Quarter Fiscal Year 2021:
Endava expects revenues will be in the range £130.0 million to £132.0 million, representing constant currency revenue growth of between 51.0% and 53.0%. Endava expects adjusted diluted EPS to be in the range of £0.34 to £0.36 per share.

Full Fiscal Year 2021:
Endava expects revenues will be in the range £443.0 million to £445.0 million, representing constant currency growth of between 29.0% and 30.0%. Endava expects adjusted diluted EPS to be in the range of £1.22 to £1.24 per share.

The constant currency growth figure now quoted for the full fiscal year 2021 guidance still includes the proforma adjustment for the Worldpay Captive, which Endava sold in August 2019, as it remains in the full year comparative.

Q3 FY2021

This above guidance for Q4 Fiscal Year 2021 and the Full Fiscal Year 2021 assumes the exchange rates at the end of April (when the exchange rate was 1 British Pound to 1.39 US Dollar and 1.15 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q4 FY2021 or FY2021 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange gains/losses, the effect of which may be significant, on a forward-looking basis.

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, May 19, 2021, to review its Q3 FY2021 results. To participate in Endava’s Q3 FY2021 earnings conference call, please dial in at least five minutes prior to the scheduled start time (833) 921-1651 or (778) 560-2811 for international participants, Conference ID 1517596.
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Friday, June 4, 2021.

Q3 FY2021

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT and "Other," which includes Consumer Products, Retail, Mobility and Healthcare. Endava had 8,127 employees (including directors) as of March 31, 2021 located in North America, Western Europe, Australia and Singapore and delivery centres in Romania, Moldova, Bulgaria, Serbia, Croatia, North Macedonia, Slovenia, Bosnia & Herzegovina, Argentina, Uruguay, Venezuela, and Colombia.

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive” to Worldpay on August 31, 2019, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended March 31, 2020 were used to convert revenue for the fiscal quarter ended March 31, 2021 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, discretionary EBT

Q3 FY2021
bonus, amortisation of acquired intangible assets, realised and unrealised foreign currency exchange gains and losses, and net gain on disposal of subsidiary. Share-based compensation expense, amortisation of acquired intangible assets and unrealized foreign currency gains are non-cash expenses. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will”, and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the fourth fiscal quarter of fiscal year 2021 and the full fiscal year 2021, the challenges presented by the ongoing COVID-19 pandemic and the associated global economic uncertainty, and anticipated benefits from recent acquisitions. Forward-looking statements involve known and unknown risks,

Q3 FY2021
uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the precautions taken in response to the pandemic or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favourable pricing and utilisation rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to remediate the identified material weaknesses and maintain an effective system of disclosure controls and internal control over financial reporting, and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit, selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on September 15, 2020. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q3 FY2021
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months Ended March 31		Three Months Ended March 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
REVENUE	312,676	260,487	112,311	92,235
Cost of sales
Direct cost of sales	(189,655)	(174,481)	(69,176)	(51,889)
Allocated cost of sales	(14,533)	(12,902)	(4,621)	(4,591)
Total cost of sales	(204,188)	(187,383)	(73,797)	(56,480)
GROSS PROFIT	108,488	73,104	38,514	35,755
Selling, general and administrative expenses	(64,737)	(58,094)	(20,476)	(21,614)
OPERATING PROFIT	43,751	15,010	18,038	14,141
Net finance (expense) / income	(7,921)	1,282	(1,541)	4,153
Gain on sale of subsidiary	—	2,215	—	—
PROFIT BEFORE TAX	35,830	18,507	16,497	18,294
Tax on profit on ordinary activities	(8,337)	(3,206)	(3,511)	(3,689)
PROFIT FOR THE PERIOD	27,493	15,301	12,986	14,605
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(9,512)	(3,598)	(6,021)	787
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	17,981	11,703	6,965	15,392

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	55,081,386	53,170,717	55,581,888	53,815,137
Weighted average number of shares outstanding - Diluted	56,749,298	55,832,497	57,203,008	56,345,433
Basic EPS (£)	0.50	0.29	0.23	0.27
Diluted EPS (£)	0.48	0.27	0.23	0.26

Q3 FY2021
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2021	June 30, 2020	March 31, 2020
	£’000	£’000	£’000 (Restated) (1)
ASSETS - NON-CURRENT
Goodwill	119,506	56,885	56,219
Intangible assets	32,870	38,751	39,507
Property, plant and equipment	11,590	12,747	11,877
Lease right-of-use assets	41,927	51,134	48,634
Financial assets	529	639	850
Deferred tax assets	12,970	13,340	9,331
TOTAL	219,392	173,496	166,418
ASSETS - CURRENT
Trade and other receivables	109,104	82,614	76,496
Corporation tax receivable	1,463	2,922	5,152
Financial assets	559	584	595
Cash and cash equivalents	78,836	101,327	87,159
TOTAL	189,962	187,447	169,402
TOTAL ASSETS	409,354	360,943	335,820
LIABILITIES - CURRENT
Lease liabilities	12,170	11,132	10,763
Trade and other payables	65,379	58,599	63,241
Corporation tax payable	3,524	1,449	4,255
Contingent consideration	1,082	1,442	1,203
Deferred consideration	2,693	3,764	1,787
TOTAL	84,848	76,386	81,249
LIABILITIES - NON CURRENT
Lease liabilities	34,561	42,233	40,409
Deferred tax liabilities	5,149	5,861	5,000
Contingent consideration	1,794	—	—
Deferred consideration	7,501	—	1,919
Other liabilities	153	136	121
TOTAL	49,158	48,230	47,449
EQUITY
Share capital	1,114	1,099	1,098
Share premium	230	221	189
Merger relief reserve	30,003	25,527	25,527
Retained earnings	257,485	214,638	172,262
Other reserves	(13,329)	(3,817)	9,487
Investment in own shares	(155)	(1,341)	(1,441)
TOTAL	275,348	236,327	207,122
TOTAL LIABILITIES AND EQUITY	409,354	360,943	335,820
1) The restatement refers to a reclassification of £21,097,000 from share premium to merger relief reserve.

Q3 FY2021
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended March 31		Three Months Ended March 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	27,493	15,301	12,986	14,605
Income tax charge	8,337	3,206	3,511	3,689
Non-cash adjustments	39,088	20,062	11,602	4,176
Tax paid	(788)	(4,446)	(140)	(911)
UK research and development credit received	2,930	—	1,619	—
Net changes in working capital	(23,626)	4,223	(18,027)	(9,713)
Net cash from operating activities	53,434	38,346	11,551	11,846

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(3,752)	(8,075)	(1,408)	(2,245)
Proceeds from disposal of non-current assets	150	150	42	30
Acquisition of business / subsidiaries, consideration in cash	(65,942)	(26,595)	(13,810)	466
Proceeds from sale of subsidiary net of cash disposed of	—	2,744	—	—
Cash and cash equivalents acquired with subsidiaries	2,722	3,289	1,119	—
Interest received	76	477	23	124
Net cash used in investing activities	(66,746)	(28,010)	(14,034)	(1,625)

FINANCING ACTIVITIES
Proceeds from sublease	424	406	135	104
Repayment of borrowings	—	(955)	—	(946)
Repayment of lease liabilities	(8,442)	(7,157)	(2,696)	(2,588)
Interest paid	(674)	(603)	(230)	(228)
Grant received	267	661	47	—
Proceeds from sale of EBT shares	—	14,797	—	—
Issue of shares	9	61	—	52
Net cash from financing activities	(8,416)	7,210	(2,744)	(3,606)
Net change in cash and cash equivalents	(21,728)	17,546	(5,227)	6,615

Cash and cash equivalents at the beginning of the period	101,327	70,172	84,221	78,975
Exchange differences on cash and cash equivalents	(763)	(559)	(158)	1,569
Cash and cash equivalents at the end of the period	78,836	87,159	78,836	87,159

Q3 FY2021
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Nine Months ended March 31		Three Months ended March 31
	2021	2020	2021	2020
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	20.0%	23.3%	21.8%	26.2%
Foreign exchange rates impact	0.9%	(0.7%)	2.0%	(0.5%)
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	20.9%	22.6%	23.8%	25.7%
Impact of Worldpay Captive	1.0%	3.0%	—	4.3%
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY ADJUSTED FOR THE SALE OF THE WORLDPAY CAPTIVE	21.9%	25.6%	23.8%	30.0%

Q3 FY2021

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Nine Months Ended March 31		Three Months Ended March 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	35,830	18,507	16,497	18,294
Adjustments:
Share-based compensation expense	17,518	11,075	5,622	4,079
Discretionary EBT bonus	—	24,766	—	(2,891)
Amortisation of acquired intangible assets	3,345	2,933	1,065	1,124
Foreign currency exchange losses / (gains), net	6,031	(1,664)	727	(4,577)
Net gain on disposal of subsidiary	—	(2,215)	—	—
Total adjustments	26,894	34,895	7,414	(2,265)
ADJUSTED PROFIT BEFORE TAX	62,724	53,402	23,911	16,029

PROFIT FOR THE PERIOD	27,493	15,301	12,986	14,605
Adjustments:
Adjustments to profit before tax	26,894	34,895	7,414	(2,265)
Tax impact of adjustments	(4,083)	(7,073)	(1,117)	435
ADJUSTED PROFIT FOR THE PERIOD	50,304	43,123	19,283	12,775

Diluted EPS (£)	0.48	0.27	0.23	0.26
Adjusted diluted EPS (£)	0.89	0.77	0.34	0.23

Q3 FY2021

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Nine Months Ended March 31		Three Months Ended March 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Net cash from operating activities	53,434	38,346	11,551	11,846
Adjustments:
Grant received	267	661	47	—
Purchases of non-current assets (tangibles and intangibles)	(3,602)	(7,925)	(1,366)	(2,215)
Adjusted Free cash flow	50,099	31,082	10,232	9,631

Q3 FY2021
SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Nine Months Ended March 31		Three Months Ended March 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Direct cost of sales	10,513	6,148	3,449	2,318
Selling, general and administrative expenses	7,005	4,927	2,173	1,761
Total	17,518	11,075	5,622	4,079

DEPRECIATION AND AMORTISATION

	Nine Months Ended March 31		Three Months Ended March 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Direct cost of sales	11,341	9,153	3,478	3,243
Selling, general and administrative expenses	5,147	4,473	1,579	1,639
Total	16,488	13,626	5,057	4,882

EMPLOYEE BENEFIT TRUST DISCRETIONARY BONUS

	Nine Months Ended March 31		Three Months Ended March 31
	2021	2020	2021	2020
	£’000	£’000	£’000	£’000

Direct cost of sales	—	22,555	—	(2,627)
Selling, general and administrative expenses	—	2,211	—	(264)
Total	—	24,766	—	(2,891)

Q3 FY2021

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Nine Months Ended March 31		Three Months Ended March 31
	2021	2020	2021	2020

Closing number of total employees (including directors)	8,127	6,468	8,127	6,468
Average operational employees	6,634	5,532	7,068	5,787

Top 10 customers %	37%	38%	36%	36%
Number of clients with > £1m of revenue (rolling 12 months)	81	67	81	67

Geographic split of revenue %
North America	29%	28%	29%	27%
Europe	26%	24%	25%	25%
UK	42%	45%	43%	45%
Rest of World (RoW)	3%	3%	3%	3%
Industry vertical split of revenue %
Payments and Financial Services	50%	53%	53%	54%
TMT	28%	25%	27%	25%
Other	22%	22%	20%	21%